EXHIBIT 99.2

EXECUTION VERSION

NOMINATION AND STANDSTILL AGREEMENT

This Nomination and Standstill Agreement, dated December 1, 2013 (this “Agreement”), is by and among the persons and entities listed on Schedule A hereto (collectively, the “Icahn Group”, and individually a “member” of the Icahn Group) and Talisman Energy Inc. (the “Company”).  In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Board Representation.

(a)	The Company and the Icahn Group agree as follows:

(i)
on the date of this Agreement, the Company will add Samuel Merksamer (the “Initial Icahn Designee”) to the Board of Directors of the Company (the “Board”) by the Board appointing the Initial Icahn Designee as an additional director;

(ii)
no later than December 31, 2013, the Company will add Jonathan Christodoro (the “Second Icahn Designee” and together with the Initial Icahn Designee, the “Icahn Designees” and each an “Icahn Designee”) to the Board through the resignation of one existing member of the Board and the Board appointing the Second Icahn Designee to fill such resulting vacancy, it being understood that until the Second Icahn Designee is added to the Board, the Second Icahn Designee shall be permitted to attend and participate in all Board meetings as an observer;

(iii)
as long as the Icahn Group has not materially breached this Agreement and failed to cure such breach within five business days of written notice from the Company specifying any such breach, the Company will include the Icahn Designees in its slate of nominees for election as directors of the Company at the Company’s 2014 annual meeting of shareholders, which shall be held no later than May 31, 2014 (the “Annual Meeting”), and at any special meetings at which directors would be elected, if any, called by the Company up to the date of the Annual Meeting, and agrees that, in addition to the Icahn Designees, the Company’s slate of nominees for the Annual Meeting will include all of the incumbent members of the then-current Board (as long as they are willing to serve).  So long as the Company has not materially breached this Agreement and failed to cure such breach within five business days of written notice from the Icahn Group specifying any such breach, the Icahn Group agrees not to conduct a proxy contest regarding any matter, including the election of directors, with respect to the Annual Meeting;

(iv)
as long as the Icahn Group has not materially breached this Agreement and failed to cure such breach within five business days of written notice from the Company specifying any such breach, the Company will use its reasonable best efforts to cause the election of the Icahn Designees to the Company’s Board at the Annual Meeting (including listing the Icahn Designees in the proxy circular and proxy card prepared, filed and delivered in connection with the Annual Meeting and recommending that the Company’s shareholders vote in favor of the election of the Icahn Designees (along with all other Company nominees) and otherwise supporting each of the Icahn Designees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate);

(v)
that as a condition to the Icahn Designees’ appointment to the Board and nomination for election as directors of the Company at the Annual Meeting, the Icahn Group, including the Icahn Designees, agrees to provide to the Company, prior to nomination and appointment and on an on-going basis while serving as a member of the Board or as a Board observer, such information and materials as the Company is entitled to receive from other members of the Board as is required to be disclosed in proxy circulars under applicable law or as is otherwise requested by the Company from time-to-time from members of the Board in connection with the Company’s legal, regulatory, auditor or stock exchange requirements, an executed consent from each of the Icahn Designees to be named as a nominee in the Company’s proxy circular for the Annual Meeting and to serve as directors if so elected, a completed Directors’ Questionnaire in the form separately provided to the Icahn Group and, as contemplated by Section 1(b) of this Agreement, an executed irrevocable resignation as director in the form attached hereto as Exhibit A (the “Nomination Documents”);

(vi)
that should any Icahn Designee resign from the Board or be rendered unable to, or refuse to, be appointed to, or for any other reason fail to serve or is not serving, on, the Board (other than as a result of not being nominated by the Company for an annual meeting of shareholders subsequent to the Annual Meeting), as long as the Icahn Group has not materially breached this Agreement and failed to cure such breach within five business days of written notice from the Company specifying any such breach, the Icahn Group shall be entitled to designate, and the Company shall cause to be added as a member of the Board, a replacement that is approved by the Company, such approval not to be unreasonably withheld or delayed (an “Acceptable Person”) (and if such proposed designee is not an Acceptable Person, the Icahn Group shall be entitled to continue designating a recommended replacement until such proposed designee is an Acceptable Person) (a “Replacement”).  Any such Replacement who becomes a Board member in replacement of any Icahn Designee shall be deemed to be an Icahn Designee for all purposes under this Agreement, and prior to his or her appointment to the Board, shall be required to provide to the Company the Nomination Documents and irrevocable resignation as director in the form attached hereto as Exhibit A;

(vii)
that for any annual meeting of shareholders subsequent to the Annual Meeting, the Company shall notify the Icahn Group in writing no less than 45 calendar days before the advance notice deadline set forth in the Company’s bylaws whether the Icahn Designees will be nominated by the Company for election as a director at such annual meeting and, if the Icahn Designees are to be so nominated, shall use commercially reasonable efforts to cause the election of the Icahn Designees so nominated by the Company (including recommending that the Company’s shareholders vote in favor of the election of the Icahn Designees, including the Icahn Designees in the Company’s proxy circular and proxy card prepared, filed and delivered in connection with such annual meeting and otherwise supporting the Icahn Designees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate);

(viii)
that as of the date of this Agreement, the Company represents and warrants that, prior to the Board appointing the Initial Icahn Designee as a director as contemplated by Section 1(a)(i), the Board is composed of thirteen (13) directors and that there are no vacancies on the Board.  The Company agrees that, from and after the date of this Agreement until the 2015 annual meeting of shareholders, so long as an Icahn Designee is a member of the Board, without the approval of the Icahn Designees who are then members of the Board, the Board shall not increase the size of the Board above fourteen (14) directors, each having one vote on all matters;

(ix)
that from and after the date of this Agreement until the 2015 annual meeting of shareholders, so long as an Icahn Designee is a member of the Board: (1) the Board will not form an Executive Committee of the Board unless one of the Icahn Designees is appointed a member thereof (provided, however, that if such Executive Committee has more than four members then both of the Icahn Designees shall be appointed members thereof); (2) with respect to any Board consideration of mergers, acquisitions of material assets, dispositions of material assets, or other extraordinary transactions, such consideration, and voting with respect thereto, shall take place only at the full Board level or in committees of which one of the Icahn Designees is a member (provided, however, that if such a committee has more than four members, then both of the Icahn Designees shall be appointed members thereof); and (3) the Initial Icahn Designee shall be appointed a member of the newly formed committee of the Board responsible for running the process for the selection of a new chief executive officer of the Company (the “CEO Succession Committee”), to the extent such process is not conducted by the full Board (provided, however, that if such committee has more than four members then both of the Icahn Designees shall be appointed members thereof).  Each of the Icahn Designees confirms that he or she will in good faith consider recusal from such portions of Board or committee meetings, if any, involving conflicts between the Company and the Icahn Group; and

(x)
that, to the extent permitted by law and the Company's existing insurance coverage, from and after the date of this Agreement, the Initial Icahn Designee and the Second Icahn Designee shall be covered by the same indemnification and insurance provisions and coverage as are applicable to the individuals that are currently directors of the Company.

(b)
Any provision in this Agreement to the contrary notwithstanding, if at any time after the date of this Agreement, the Icahn Group, together with all controlled Affiliates of the members of the Icahn Group (such controlled Affiliates, collectively and individually, the “Icahn Affiliates”), ceases collectively to beneficially own (as defined in Rule 13d-3 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), an aggregate Net Long Position (X) in at least 51,669,179 common shares of the Company (“Common Shares”) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like), (1) the Icahn Group shall cause one of the Icahn Designees to promptly tender his or her resignation from the Board and any committee of the Board on which he or she then sits and (2) the Company shall have no further obligations under this Section 1 with respect to more than one Icahn Designee, including any duty under Section 1(a)(iii) to include more than one Icahn Designee in the Company’s slate of nominees for election as directors of the Company at the Annual Meeting, and shall not be required to include any Icahn Designee on the CEO Succession Committee or the Executive Committee or (Y) in at least 38,030,039 Common Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like), (1) the Icahn Group shall cause each of the Icahn Designees to promptly tender his or her resignation from the Board and any committee of the Board on which he or she then sits and (2) the Company shall have no further obligations under this Section 1, including any duty under Section 1(a)(iii) to include the Icahn Designees in the Company’s slate of nominees for election as directors of the Company at the Annual Meeting.  In furtherance of this Section 1(b), each Icahn Designee shall, prior to his or her appointment to the Board, and each member of the Icahn Group shall cause each Icahn Designee to, execute an irrevocable resignation as director in the form attached hereto as Exhibit A and deliver it to the Company.  The Icahn Group shall keep the Company regularly apprised of the Net Long Position of the Icahn Group and the Icahn Affiliates to the extent that such position differs from the ownership positions publicly reported on the Icahn Group’s Schedule 13D and amendments thereto.  For purposes of this Agreement: the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the term “Net Long Position” shall mean: such Common Shares beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(c)
At all times from the date of this Agreement through the termination of their service as a member of the Board, each of the Icahn Designees shall comply with the director qualification requirements expressly set forth under the Canada Business Corporations Act (the “CBCA”) and all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of business conduct and ethics, securities trading policies, directors confidentiality policy, and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees (except as permitted in the confidentiality agreement to be entered into pursuant to Section 4 of this Agreement). For the avoidance of doubt, without limiting the applicability of relevant laws, the Company agrees that such policies, procedures, processes, codes, rules, standards and guidelines shall not be applicable to, or deemed to apply or extend to, the members of the Icahn Group (other than their application to each of the Icahn Designees).

2.	Certain Other Matters.

(a)
The parties acknowledge that an Icahn Designee may resign from the Board at any time by giving at least forty-five days prior written notice to the Board.  From the date of this Agreement until the later of (x) the conclusion of the Annual Meeting and (y) the date that no Icahn Designee is a member of the Board (it being understood that if such an Icahn Designee is no longer a member of the Board due to circumstances in which the Icahn Group would be entitled to appoint a Replacement, an Icahn Designee shall be deemed to continue to be a member of the Board for all purposes of this Agreement until such time as the Icahn Group irrevocably waives in writing any right to designate such a Replacement or appoints such a Replacement (the “Replacement Waiver”); provided that if an Icahn Designee resigns and fails to give at least forty-five days prior notice to the Board of such resignation, an Icahn Designee shall be deemed to continue to be a member of the Board for purposes of this Section 2(a) of this Agreement until the forty-fifth day following the later of (x) the effective date of such resignation and (y) the date of the Replacement Waiver) (such period, the “Board Representation Period”), so long as the Company has not materially breached this Agreement and failed to cure such breach within five business days of written notice from the Icahn Group specifying any such breach, no member of the Icahn Group shall, directly or indirectly, and each member of the Icahn Group shall cause each Icahn Affiliate not to, directly or indirectly (it being understood and agreed that the following restrictions shall not apply to any Icahn Designee or Replacement solely in such person’s capacity as a director of the Company):

(i)
solicit proxies or written consents of shareholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Voting Securities (as defined below), or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or assist any third party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act or applicable Canadian law) to vote or withhold from voting any Voting Securities (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

(ii)
encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

(iii)
form or join in a partnership, limited partnership, syndicate or other group, including a group as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities, or otherwise support or participate in any effort by a third party with respect to the matters set forth in clause (i) above;

(iv)
other than through action at the Board by an Icahn Designee acting in his or her capacity as a director of the Company, present (or request to present) at any annual meeting or any special meeting of the Company’s shareholders or through action by written consent any proposal for consideration for action by shareholders or (except as explicitly permitted by this Agreement) propose (or request to propose) any nominee for election to the Board or seek representation on the Board or the removal of any member of the Board;

(v)	requisition or seek to requisition any meeting of the Company’s shareholders under Section 143 of the CBCA;

(vi)
grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual meeting or special meeting of shareholders) or deposit any Voting Securities of the Company in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any (x) annual meeting of shareholders, (y) special meeting of shareholders or (z) action by written consent (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like), in each case, except as provided in Section 2(b) below;

(vii)	make any request or application under Sections 21, 138, 144, 229, 239 or 241 of the CBCA;

(viii)	make, or cause to be made, by press release or similar public statement to the press or media (including social media), or in an SEC filing, any statement or announcement that disparages (as distinct from objective statements reflecting business criticism) the Company, its officers or its directors or any person who has served as an officer or director of the Company in the past ;

(ix)
institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement;

(x)
acquire Beneficial Ownership of Voting Securities that would equal or exceed (in the aggregate with all other members of the Icahn Group and all Icahn Affiliates) the greater of (x) 20% of the then total outstanding shares of any class of any Voting Securities and (y) the percentage of the then total outstanding Voting Securities acquired by any other Person under circumstances in which the Board has waived or carved out by exception or similar devices the applicability of any Rights Plan (as hereafter defined) currently in effect or which the Company hereafter adopts to such Person’s acquisition of the Voting Securities (and the Company hereby does, and agrees that it shall, provide the same waiver, carve out, exception or similar device for the Icahn Group and its Affiliates). The term “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds either through the issuance of new rights, common shares or preferred shares (or any other security or device that may be issued to shareholders of the Company other than ratably to all shareholders of the Company) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement;

(xi)
without the prior approval of the Board, separately or in conjunction with any other person or entity in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly or to the Company) or participate in, effect or seek to effect, any tender offer or exchange offer, merger, acquisition, business combination, reorganization, restructuring, recapitalization, sale or acquisition of material assets, liquidation, or dissolution involving the Company or any of its subsidiaries or joint ventures or its or their securities or a material amount of the assets or businesses of the Company or any of its subsidiaries or joint ventures (collectively, an “Extraordinary Transaction”); provided, however, this subparagraph (xi) shall not prevent an Icahn Designee acting in his or her capacity as a director of the Company from raising such matter at the Board; or

(xii)	request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would reasonably likely require public disclosure by the Icahn Group or the Company.

As used in this Agreement, the term “Voting Securities” shall mean the Common Shares and any other equity securities of the Company (including for the avoidance of doubt the Company’s various classes of preferred shares), or securities convertible into, or exercisable or exchangeable for Common Shares or such other equity securities, whether or not subject to the passage of time or other contingencies.

As used in this Agreement, the term “Beneficial Ownership” of “Voting Securities” means ownership of: (i) Voting Securities, (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise) and (iii) any other economic exposure to Voting Securities, including through any derivative transaction that gives any such person or any of such person’s controlled Affiliates the economic equivalent of ownership of an amount of Voting Securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of Voting Securities, or which provides such person or any of such person’s controlled Affiliates an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any increase in the value of Voting Securities, in any case without regard to whether (x) such derivative conveys any voting rights in Voting Securities to such person or any of such person’s Affiliates, (y) the derivative is required to be, or capable of being, settled through delivery of Voting Securities, or (z) such person or any of such person’s Affiliates may have entered into other transactions that hedge the economic effect of such Beneficial Ownership of Voting Securities.    For purposes of this Section, no Person shall be, or be deemed to be, the “Beneficial Owner” of, or to “beneficially own,” any securities beneficially owned by any director of the Company to the extent such securities were acquired directly from the Company by such director as or pursuant to director compensation for serving as a director of the Company.

(b)
Unless the Company or the Board has: (1) breached Sections 1(a)(i), (ii), (iii) or (viii); (2) breached Sections 1(a)(iv) or 1(a)(ix) and failed to cure such breach within five (5) business days following the receipt of written notice from the Icahn Group specifying any such breach; or (3) otherwise materially breached this Agreement and failed to cure such breach within five (5) business days following the receipt of written notice from the Icahn Group specifying any such breach, during the Board Representation Period each member of the Icahn Group shall (1) cause, in the case of all Voting Securities owned of record, and (2) instruct the record owner, in the case of all shares of Voting Securities Beneficially Owned but not owned of record, directly or indirectly, by it, or by any Icahn Affiliate, in each case as of the record date for any annual meeting of shareholders (including the Annual Meeting) or any special meeting of shareholders within the Board

Representation Period, in each case that are entitled to vote at any such annual or special meeting, to be present for quorum purposes and to be voted, at all such annual or special meetings (including the  Annual Meeting) or at any adjournments or postponements thereof, for all directors nominated by the Board for election at such annual or special meeting (so long as the Icahn Designees are either nominated by the Board or will otherwise continue to be on the Board after such meeting), against any directors proposed that are not nominated by the Board for election at such annual or special meeting, and in favor of the appointment of the Company’s auditors.

(c)
As long as the Icahn Group has not materially breached this Agreement and failed to cure such breach within five business days of written notice from the Company specifying any such breach, the Company shall not make, or cause to be made, by press release or similar public statement, including to the press or media (including social media), or in an SEC filing, any statement or announcement that disparages (as distinct from objective statements reflecting business criticism) any member of the Icahn Group, the officers or directors of any member of the Icahn Group, or any person who has served as an officer or director of any member of the Icahn Group in the past.

3.
Public Announcements.  No earlier than 8:00 a.m., New York City time, on the first trading day after the date of this Agreement, the Company and the Icahn Group shall announce this Agreement and its material terms by means of a press release in the form attached to this Agreement as Exhibit C (the “Press Release”).  Neither the Company nor the Icahn Group shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party.  The Company acknowledges that the Icahn Group intends to file this Agreement and the agreed upon Press Release as an exhibit to its Schedule 13D pursuant to an amendment that the Company shall have the opportunity to review in advance. The Company shall have an opportunity to review in advance any Schedule 13D filing made by the Icahn Group with respect to this Agreement and the Icahn Group shall have an opportunity to review in advance the Form 6-K to be made by the Company with respect to this Agreement.

4.
Confidentiality Agreement. The Company hereby agrees that: (i) the Icahn Designee is permitted to and may provide confidential information subject to and in accordance with the terms of the confidentiality agreement in the form attached to this Agreement as Exhibit B (the “Confidentiality Agreement”) (which the Icahn Group agrees to execute and deliver to the Company and cause the Icahn Designee to abide by) and (ii) the Company will execute and deliver the Confidentiality Agreement to the Icahn Group substantially contemporaneously with execution and delivery thereof by the other signatories thereto.  During the Board Representation Period, in the case where Carl Icahn is not himself the Icahn Designee, the Board shall not adopt a policy precluding members of the Board from speaking to Mr. Icahn, and the Company confirms that it will advise members of the Board that they may speak to Mr. Icahn (but subject to the Confidentiality Agreement), if they are willing to do so (but may caution them regarding specific matters, if any, that involve conflicts between the Company and the Icahn Group).

5.
Representations and Warranties of All Parties.  Each of the parties represents and warrants to the other party that: (a) such party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party; and (d) there is currently no pending or outstanding litigation between the Icahn Group and the Company or affiliates thereof . The Company represents and warrants that, since January 1, 2013 through the date of this Agreement, other than as publicly disclosed, (i) no amendments or modifications have been made to the Company’s bylaws and (ii) no material amendments or modifications have been made to the compensatory arrangements between the Company and any of its officers or directors.

6.
Representations and Warranties of Icahn Group.  Each member of the Icahn Group jointly represents and warrants that, as of the date of this Agreement, (i) the Icahn Group collectively Beneficially Own, an aggregate of 76,060,078 Common Shares; (ii) except for such ownership, no member of the Icahn Group, individually or in the aggregate with all other members of the Icahn Group and Icahn Affiliates, has any other Beneficial Ownership of, and/or economic exposure to, any Voting Securities, including through any derivative transaction described in the definition of “Beneficial Ownership” above; and (iii) the Icahn Group, collectively with the Icahn Affiliates, have a Net Long Position of 76,060,078 Common Shares.

7.
Miscellaneous.  The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.  Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts of Alberta.  In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.  Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the courts of Alberta in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the courts of Alberta, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law.  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE PROVINCE OF ALBERTA AND THE FEDERAL LAWS OF CANADA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH PROVINCE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH PROVINCE.

8.
No Waiver.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

9.
Entire Agreement.  This Agreement and the Confidentiality Agreement contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

10.
Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy and email is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:		Talisman Energy Inc.
Suite 2000
888 - 3rd Street S.W.
Calgary AB T2P 5C5
Facsimile: (403) 237-1013
Email: brooney@talisman-energy.com
	Attention:	Robert R. Rooney QC,
Executive Vice President and General Counsel

With copies to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile: 212-403-2000
Email: daneff@wlrk.com/dakatz@wlrk.com
	Attention:	Daniel A. Neff
David A Katz
and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Facsimile: (212) 492-0097
Email: rschumer@paulweiss.com
Attention: Robert B. Schumer

and

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, AB T2P 4H2
Attention: Kevin E. Johnson
Facsimile: (403) 264-5973
Email: kevin.johnson@nortonrosefulbright.com

if to the Icahn Group:

Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention: Carl C. Icahn
Facsimile: (212) 750-5807
Email: sgordon@sfire.com

With a copy to (which shall not constitute notice):

Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention: Keith Schaitkin	Jesse Lynn
Facsimile: (212) 688-1158	(917) 591-3310
Email: kls@sfire.com	jlynn@sfire.com

11.
Severability.  If at any time subsequent to the date of this Agreement, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12.	Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

13.	Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

14.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

15.	Fees and Expenses. Neither the Company, on the one hand, nor the Icahn Group, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

16.
Interpretation and Construction.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

TALISMAN ENERGY INC.

By:	/s/ Robert R. Rooney
Name:	Robert R. Rooney
Title:	Executive Vice-President and General Counsel

MR. CARL C. ICAHN

/s/ Carl C. Icahn
Carl C. Icahn

SAMUEL MERKSAMER

By:	/s/ Samuel Merksamer
Samuel Merksamer

JONATHAN CHRISTODORO

By:	/s/ Jonathan Christodoro
Jonathan Christodoro

HIGH RIVER LIMITED PARTNERSHIP
By:	Hopper Investments LLC, its general partner
By:	Barberry Corp., its sole member

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary and Treasurer

HOPPER INVESTMENTS LLC
By:	Barberry Corp., its sole member

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary and Treasurer

BARBERRY CORP.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary and Treasurer

ICAHN PARTNERS LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Executive Vice President

IPH GP LLC

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Executive Vice President

ICAHN CAPITAL LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ONSHORE LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

BECKTON CORP

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary and Treasurer

SCHEDULE A

MR. CARL C. ICAHN

HIGH RIVER LIMITED PARTNERSHIP

HOPPER INVESTMENTS LLC

BARBERRY CORP.

ICAHN PARTNERS LP

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN ENTERPRISES G.P. INC.

ICAHN ENTERPRISES HOLDINGS L.P.

IPH GP LLC

ICAHN CAPITAL LP

ICAHN ONSHORE LP

ICAHN OFFSHORE LP

BECKTON CORP.

SAMUEL MERKSAMER

JONATHAN CHRISTODORO

EXECUTION VERSION

EXHIBIT A

FORM OF IRREVOCABLE RESIGNATION RE: NOMINATION AND STANDSTILL AGREEMENT

December 1, 2013

Board of Directors
Talisman Energy Inc.
Suite 2000
888 - 3rd Street S.W.
Calgary AB T2P 5C5
Canada

Re:           Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 1(a)(v) and 1(b) of that certain Nomination and Standstill Agreement, dated December 1, 2013, between Talisman Energy Inc. and the members of the Icahn Group signatory thereto (the “Agreement”).  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.  Effective only upon, and subject to, such time as the Icahn Group, together with all of the Icahn Affiliates, ceases collectively to “beneficially own” (as defined in Rule 13d-3 under the Exchange Act) an aggregate Net Long Position (X) of at least 51,779,179 Common Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like), I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve if I am the Icahn Designee designated to resign and (Y) of at least 38,030,039 Common Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like), I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

[Signature Page Follows]

Sincerely,

Name:

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EXHIBIT B

CONFIDENTIALITY AGREEMENT

TALISMAN ENERGY INC.

December 1, 2013

To:           Each of the persons or entities listed on Schedule A hereto (the “Icahn Group” or “you”)

Ladies and Gentlemen:

This letter agreement shall become effective upon the appointment of any Icahn Designee to the Board of Directors (the “Board”) of Talisman Energy Inc. (the “Company”).  Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Nomination and Standstill Agreement (the “Nomination Agreement”), dated as of December 1, 2013, among the Company and the Icahn Group.  The Company understands and agrees that, subject to the terms of, and in accordance with, this letter agreement, an Icahn Designee may, if and to the extent he or she desires to do so, disclose information he or she obtains while serving as a member of the Board to you and your Representatives (as hereinafter defined), and may discuss such information with any and all such persons, subject to the terms and conditions of this Agreement.  As a result, you may receive certain non-public information regarding the Company.  You acknowledge that this information is proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company.  In consideration for, and as a condition of, the information being furnished to you and, subject to the restrictions in paragraph 2, the persons set forth on Schedule B hereto (collectively, the “Representatives”), you agree to treat any and all information concerning or relating to the Company or any of its subsidiaries or affiliates that is furnished to you or your Representatives (regardless of the manner in which it is furnished, including in written or electronic format or orally, gathered by visual inspection or otherwise) by any Icahn Designee, or by or on behalf of the Company, together with any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, “Evaluation Material”), in accordance with the provisions of this letter agreement, and to take or abstain from taking the other actions hereinafter set forth.

1.  The term “Evaluation Material” does not include information that (i) is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives in violation of this letter agreement or any obligation of confidentiality, (ii) was within your or any of your Representatives’ possession on a non-confidential basis prior to its being furnished to you by any Icahn Designee, or by or on behalf of the Company or its agents, representatives, attorneys, advisors, directors, officers or employees (collectively, the “Company Representatives”), or (iii) is received from a source other than any

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Icahn Designee, the Company or any of the Company Representatives; provided, that in the case of (ii) or (iii) above, the source of such information was not believed by you, after reasonable inquiry of the disclosing person, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other person with respect to such information at the time the information was disclosed to you.

2.  You and your Representatives will, and you will cause your Representatives to, (a) keep the Evaluation Material strictly confidential and (b) not disclose any of the Evaluation Material in any manner whatsoever without the prior written consent of the Company; provided, however, that you may privately disclose any of such information: (A) to your Representatives (i) who need to know such information for the sole purpose of advising you on your investment in the Company and (ii) who are informed by you of the confidential nature of such information; provided, further, that you will be responsible for any violation of this letter agreement by your Representatives as if they were parties to this letter agreement; and (B) to the Company and the Company Representatives.  It is understood and agreed that no Icahn Designee shall disclose to you or your Representatives any Legal Advice (as defined below) that may be included in the Evaluation Material with respect to which such disclosure would constitute waiver of the Company’s attorney client privilege or attorney work product privilege; provided, however, that an Icahn Designee may provide such disclosure of Legal Advice if such Icahn Designee shall not have taken any action, or failed to take any action, that has the purpose or effect of waiving attorney-client privilege or attorney work product privilege with respect to any portion of such Legal Advice and if reputable outside legal counsel of national standing provides the Company with a written opinion that such disclosure will not waive the Company’s attorney client privilege or attorney work product privilege with respect to such Legal Advice.  “Legal Advice” as used in this letter agreement shall be solely and exclusively limited to the advice provided by legal counsel and shall not include factual information or the formulation or analysis of business strategy that is not protected by the attorney-client or attorney work product privilege.

3.  In the event that you or any of your Representatives are required by applicable subpoena, legal process or other legal requirement to disclose any of the Evaluation Material, you will promptly notify (except where such notice would be legally prohibited) the Company in writing by email, facsimile and certified mail so that the Company may seek a protective order or other appropriate remedy (and if the Company seeks such an order, you will provide such cooperation as the Company shall reasonably request), at its cost and expense.  Nothing herein shall be deemed to prevent you or your Representatives, as the case may be, from honoring a subpoena, legal process or other legal requirement that requires discovery, disclosure or production of the Evaluation Material if (a) you produce or disclose only that portion of the Evaluation Material which your outside legal counsel of national standing advises you in writing is legally required to be so produced or disclosed and you inform the recipient of such Evaluation Material of the existence of this letter agreement and the confidential nature of such Evaluation Material; or (b) the Company consents in writing to having the Evaluation Material produced or disclosed pursuant to the subpoena, legal process or other legal requirement.  In no event will you or any of your Representatives oppose action by the Company to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material.  For the avoidance of doubt, it is understood that there shall be no “legal requirement” requiring you to disclose any Evaluation Material by virtue of the fact that, absent such disclosure, you would be prohibited from

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purchasing, selling, or engaging in derivative or other voluntary transactions with respect to the Common Shares of the Company or otherwise proposing or making an offer to do any of the foregoing, or you would be unable to file any proxy or other solicitation materials in compliance with Section 14(a) of the Exchange Act or the rules promulgated thereunder or applicable laws and regulations of Canada..

4.  You acknowledge that (a) none of the Company or any of the Company Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material, and (b) none of the Company or any of the Company Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.  You and your Representatives (or anyone acting on your or their behalf) shall not directly or indirectly initiate contact or communication with any executive or employee of the Company other than the Chief Executive Officer, Chief Financial Officer, General Counsel, and/or such other persons approved in writing by the foregoing or the Board concerning Evaluation Material, or to seek any information in connection therewith from any such person other than the foregoing, without the prior consent of the Company; provided, however, the restriction in this sentence shall not in any way apply to any Icahn Designee acting solely in his or her capacity as a Board member (nor shall it apply to any other Board members).

5.  All Evaluation Material shall remain the property of the Company.  Neither you nor any of your Representatives shall by virtue of any disclosure of and/or your use of any Evaluation Material acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with the Company.  At any time after the date on which no Icahn Designee is a director of the Company, upon the request of the Company for any reason, you will promptly return to the Company or destroy all hard copies of the Evaluation Material and use commercially reasonable efforts to permanently erase or delete all electronic copies of the Evaluation Material in your or any of your Representatives’ possession or control (and, upon the request of the Company, shall certify to the Company that such Evaluation Material has been erased or deleted, as the case may be). Notwithstanding the return or erasure or deletion of Evaluation Material, you and your Representatives will continue to be bound by the obligations contained herein.

6.  You acknowledge, and will advise your Representatives, that the Evaluation Material may constitute material non-public information under applicable federal, state and provincial securities laws, and that you shall not, and you shall use your commercially reasonable efforts to ensure that your Representatives, do not, trade or engage in any derivative or other transaction, on the basis of such information in violation of such laws.

7.  You hereby represent and warrant to the Company that (i) you have all requisite company power and authority to execute and deliver this letter agreement and to perform your obligations hereunder, (ii) this letter agreement has been duly authorized, executed and delivered by you, and is a valid and binding obligation, enforceable against you in accordance with its terms, (iii) this letter agreement will not result in a violation of any terms or conditions of any agreements to which you are a party or by which you may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting you, and (iv) your entry into this letter

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agreement does not require approval by any owners or holders of any equity or other interest in you (except as has already been obtained).

8.  Any waiver by the Company of a breach of any provision of this letter agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this letter agreement.  The failure of the Company to insist upon strict adherence to any term of this letter agreement on one or more occasions shall not be considered a waiver or deprive the Company of the right thereafter to insist upon strict adherence to that term or any other term of this letter agreement.

9.  You acknowledge and agree that the value of the Evaluation Material to the Company is unique and substantial, but may be impractical or difficult to assess in monetary terms.  You further acknowledge and agree that in the event of an actual or threatened violation of this letter agreement, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.  Accordingly, you acknowledge and agree that, in addition to any and all other remedies which may be available to the Company at law or equity, the Company shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement exclusively in the courts of Alberta.  In the event that any action shall be brought in equity to enforce the provisions of this letter agreement, you shall not allege, and you hereby waive the defense, that there is an adequate remedy at law.

10.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the courts of Alberta in the event any dispute arises out of this letter agreement or the transactions contemplated by this letter agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this letter agreement or the transactions contemplated by this letter agreement in any court other than the courts of Alberta, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law.  THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE PROVINCE OF ALBERTA AND THE FEDERAL LAWS OF CANADA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH PROVINCE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH PROVINCE.

11.  This letter agreement and the Nomination and Standstill Agreement contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersedes all prior or contemporaneous agreements or understandings, whether written or oral.  This letter agreement may be amended only by an agreement in writing executed by the parties hereto.

13.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and

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shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:		Talisman Energy Inc.
Suite 2000
888 - 3rd Street S.W.
Calgary AB T2P 5C5
	Attention:	Robert R. Rooney QC, Executive Vice President and General Counsel
Facsimile: (403) 237-1013
Email: brooney@talisman-energy.com

With copies to (which shall not constitute notice):
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Daniel A. Neff
David A Katz
Facsimile: 212-403-2000
Email: daneff@wlrk.com/dakatz@wlrk.com

and
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Robert B. Schumer
Facsimile: (212) 492-0097
Email: rschumer@paulweiss.com

and
Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, AB T2P 4H2
Attention: Kevin E. Johnson
Facsimile: (403) 264-5973
Email: kevin.johnson@nortonrosefulbright.com

if to the Icahn Group:
Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153

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Attention: Carl C. Icahn
Facsimile: (212) 750-5807
Email: sgordon@sfire.com

With a copy to (which shall not constitute notice):

Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention: Keith Schaitkin	Jesse Lynn
Facsimile: (212) 688-1158	(917) 591-3310
Email: kls@sfire.com	jlynn@sfire.com

14.  If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

15.  This letter agreement may be executed (including by facsimile or PDF) in two or more counterparts which together shall constitute a single agreement.

16.  This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by you without the express written consent of the Company.  This letter agreement, however, shall be binding on successors of the parties to this letter agreement.

17.  The Icahn Group shall cause any Replacement for an Icahn Designee appointed to the Board pursuant to Section 1(a)(vi) of the Nomination Agreement to execute a copy of this letter agreement.

18.  This letter agreement shall expire two (2) years from the date on which no Icahn Designee remains a director of the Company; except that you shall maintain in accordance with the confidentiality obligations set forth herein any Evaluation Material constituting trade secrets for such longer time as such information constitutes a trade secret of the Company as defined under 18 U.S.C. § 1839(3).

19.  No licenses or rights under any patent, copyright, trademark, or trade secret are granted or are to be implied by this letter agreement.

20.   Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this letter agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party

7

by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this agreement shall be decided without regards to events of drafting or preparation. The term “including” shall in all instances be deemed to mean “including without limitation.”

[Signature Pages Follow]

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SCHEDULE A

Barberry Corp.
Beckton Corp.
Icahn Capital LP
Icahn Enterprises Holdings L.P.
Icahn Enterprises G.P. Inc.
Icahn Offshore LP
Icahn Onshore LP
Icahn Partners LP
Icahn Partners Master Fund LP
Icahn Partners Master Fund II LP
Icahn Partners Master Fund III LP
IPH GP LLC
Icahn Capital LP
High River Limited Partnership
Hopper Investments LLC
MR. CARL C. ICAHN
SAMUEL MERKSAMER
JONATHAN CHRISTODORO

SCHEDULE B

1. MR. CARL ICAHN
2. Any full-time employee of a member of the Icahn Group or Icahn Associates Holding LLC (an indirect holding company of Carl Icahn)

EXHIBIT C

TALISMAN ENERGY APPOINTS TWO NEW DIRECTORS

Calgary, Alberta, December 2, 2013 – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) today announced that the company has entered into an agreement with Carl C. Icahn and his affiliates. As part of this agreement, Samuel Merksamer and Jonathan Christodoro will join the Company’s Board of Directors in December 2013.

“I would like to welcome Samuel and Jonathan to our Board and look forward to their contributions as we continue to focus on our four strategic priorities and deliver sustainable shareholder value,” said Chuck Williamson, Chairman of the Talisman Energy Board.

“In 2013, we cut capital spending and directed our efforts to growing high value, near-term production. We unlocked net asset value with approximately $1.5 billion in assets sales announced year-to-date, with more to come. We’ve improved our operational performance and reduced costs, including a projected 20% reduction in our year-end G&A run rate. We’ve made steady progress towards becoming a more focused and profitable company, and this momentum will continue through next year.”

“I strongly believe in the potential of Talisman and I’m pleased to have reached this constructive outcome,” said Carl C. Icahn, Chairman of Icahn Enterprises L.P.  “We look forward to working with the Board of Directors and management with a common objective of creating sustainable value for all shareholders. Our record shows that our involvement on boards has created meaningful value for all shareholders. We hope and believe this will continue with Talisman.”

The appointments of Merksamer and Christodoro further contribute to ongoing Board renewal at Talisman. Over the past 12 months, Talisman has appointed Brian Levitt, Tom Ebbern and Henry Sykes, bringing extensive experience in oil and gas, capital markets and governance to the Board. In addition, Kevin Dunne, a current Talisman director, is coming to the end of his term on the Board and will be retiring resulting in a 14-person Board. We thank Kevin for his contributions during his 11 years with the Board.

As previously announced, Talisman’s President and CEO, Hal Kvisle intends to step down at an appropriate time in 2014 and the succession process is underway.

Merksamer and Christodoro are Managing Directors of Icahn Capital L.P., a subsidiary of Icahn Enterprises L.P. (Nasdaq: IEP), which together with its affiliates beneficially owns approximately 7% of the Talisman common shares outstanding.  Related to these appointments, certain standstill restrictions will remain in effect until the later of the conclusion of the 2014 annual meeting or the date both of the Icahn nominees cease to be members of the Board. One of the new directors will sit on Talisman’s CEO succession committee. In addition, Mr. Icahn has agreed that he will vote the shares he controls in support of Talisman’s slate of director nominees at the Company’s 2014 annual meeting of shareholders.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Advisories

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding business strategy, priorities and plans and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events or performance. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities.  Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks associated with project management, project delays and/or cost overruns; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the outcome and effects of any future acquisitions and dispositions; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of Talisman’s risk mitigation strategies, including insurance and any hedging activities. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.